Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-284-746

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the short form base shelf prospectus dated February 13, 2025 to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated February 13, 2025 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vox Royalty Corp. at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated February 13, 2025)

New Issue	September 24, 2025

VOX ROYALTY CORP.

$55,000,500

14,865,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated February 13, 2025 (the “Prospectus”), qualifies the distribution (the “Offering”) of 14,865,000 common shares (the “Offered Shares”) of Vox Royalty Corp. (“Vox” or the “Corporation”) at a price of $3.70 per Offered Share (the “Offering Price”). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of September 24, 2025, by and among Vox, on the one hand, and BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Cantor Fitzgerald Canada Corporation and National Bank Financial Inc., on the other hand, as joint book-running managers and acting as representatives of the underwriters named therein (collectively, the “Underwriters”). The Offering Price has been determined by arm’s length negotiation between the Corporation and the Underwriters with reference to the prevailing market price of the Shares (as defined herein) and other factors.

The common shares (“Shares”) of the Corporation are listed on The Nasdaq Capital Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the symbol “VOXR”. On September 23, 2025, the last reported sale price of the Shares was $3.88 per Share on NASDAQ and C$5.33 per Share on the TSX. The Corporation has applied to list the Offered Shares on the TSX and on NASDAQ. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and NASDAQ, respectively.

	Price: $3.70 per Common Share
	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Corporation(2)
Per Common Share	$3.70	$0.185	$3.515
Total(3)	$55,000,500	$2,750,025	$52,250,475

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee the “Underwriters’ Fee”) equal to 5% of the aggregate gross proceeds of the Offering. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, including the preparation and filing of this Prospectus Supplement, which are estimated to be $800,000 and which will be paid from the proceeds of the Offering.
(3)	The Corporation has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following and including the Closing Date (as defined below), to purchase up to an additional 2,229,750 Offered Shares at a price of $3.70 per Offered Share (the “Additional Shares”). Unless the context otherwise requires, references herein to “Offering” and “Offered Shares” assume the exercise of the Over-Allotment Option in full. If the Over-Allotment Option is exercised in full, the totals for “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before payment of the expenses of the Offering) will be $63,250,575, $3,162,529 and $60,088,046, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. Certain legal matters relating to the Offered Shares offered hereunder will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP as Canadian counsel and Dorsey & Whitney LLP as U.S. counsel and on behalf of the Underwriters by Borden Ladner Gervais LLP as Canadian counsel and Ellenoff Grossman & Schole LLP as U.S. counsel.

Underwriters’ Position	Maximum size or number of securities available	Exercise period	Exercise price
Over-Allotment Option	2,229,750 Additional Shares	30 days following and including the Closing Date	$3.70

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about September 26, 2025 or such later date as the Corporation and the Underwriters may agree (the “Closing Date”).

The Offered Shares are expected to be delivered through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS, DTC or their nominee, as the case may be, and deposited with CDS, DTC or their nominee, as the case may be. No certificates evidencing the Offered Shares will be issued to purchasers, except in limited circumstances, if required. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased.

Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed to, and are obligated to take up and pay for all of the Offered Shares, other than the Additional Shares issuable under the Over-Allotment Option, if any of the Offered Shares are purchased under the Underwriting Agreement. In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any such reduction in the Offering Price or other selling terms will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

The Offering is being made concurrently in each of the provinces of Canada other than Québec under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10, as amended (File No. 333-284746) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part. We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements, which are incorporated by reference herein, in United States dollars and in accordance with IFRS, as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). As a result, investors should be aware that our financial statements may not be comparable to financial statements of United States companies. Our annual financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS, and our interim financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IAS 34.

BMO Capital Markets is an affiliate of Bank of Montreal (“BMO”), a Canadian chartered bank who is party to the Facility (as defined in “Recent Developments – Upsizing of BMO Facility” below). As a result of the foregoing, the Corporation may be considered a “connected issuer” of BMO Capital Markets within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) for the purposes of applicable Canadian securities legislation. See “Connected Issuer Disclosure”.

Prospective investors should be aware that the acquisition and disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and most of the experts named in this Prospectus Supplement and in the accompanying Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SEC, ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. Investors should review this Prospectus Supplement, together with the Prospectus, in their entirety and carefully consider the risks described under the heading “Risk Factors” and the risks identified in the documents incorporated by reference herein before purchasing the Offered Shares.

Certain of our directors and officers and some of the experts named in this Prospectus Supplement and the Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities”.

The Corporation’s head office is located at 1499 West 120th Ave., Suite 110, Westminster, CO, 80234, USA. The Corporation’s registered office is located at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, Canada.

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. Information contained on our website should not be deemed to be a part of this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus.

All dollar amounts referenced in this Prospectus Supplement, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. Australian dollars are referred to herein as “Australian dollars” or “A$”. See “Currency and Exchange Rate Information”.

PROSPECTUS SUPPLEMENT

S-i

PROSPECTUS

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and Offered Shares and the method of distribution of the Offered Shares and also supplements and updates information regarding Vox contained and incorporated by reference in the Prospectus. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offered Shares. Both documents contain important information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein on the date hereof), investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference in the Prospectus, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the Prospectus, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find More Information”.

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Information contained on our website should not be deemed to be a part of this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

In this Prospectus Supplement, unless otherwise indicated or the context otherwise requires, the terms “Vox”, the “Corporation”, “we”, “us”, and “our” are used to refer to Vox Royalty Corp.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, may be deemed “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively referred to herein as, “forward-looking statements”). All statements in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “contemplates”, “anticipates”, “believes”, “intends”, “estimates”, “proposes”, “projects”, “predicts”, “potential”, “scheduled”, “forecasts”, “targets”, “aims”, and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties, streams or offtakes and Vox’s ability to seize future opportunities.

Additionally, this Prospectus Supplement contains forward-looking statements relating to the proposed acquisition of the Deterra Portfolio (as defined below), including, but not limited to, the anticipated timing for completion of the acquisition, the expected use of proceeds from the Offering, the integration of the Deterra Portfolio into Vox’s existing business, the anticipated contribution of the Deterra Portfolio to Vox’s future revenue and cash flow, and the expected strategic and financial benefits to Vox’s business and portfolio diversification. Forward-looking statements may also include management’s expectations regarding the performance of the assets comprising the Deterra Portfolio, including production forecasts, royalty payments, and the realization of anticipated synergies. There can be no assurance that the acquisition will be completed on the terms described herein or at all, or that the anticipated benefits of the acquisition will be realized as described.

Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. These statements speak only as of the date hereof. In addition, this Prospectus Supplement and the accompanying Prospectus may contain forward-looking statements attributed to third party industry sources. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Corporation’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and in the Middle East, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s annual information form dated March 21, 2025 for the year ended December 31, 2024 (the “AIF”) available at the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and at the System for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov (as part of Vox’s annual report on Form 40-F for the fiscal year ended December 31, 2024 (the “Form 40-F”)). The forward-looking statements contained in this Prospectus Supplement are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement should not be unduly relied upon. This Prospectus Supplement contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Corporation’s revenue from royalties, streams and offtakes and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this Prospectus Supplement was made as of the date of this Prospectus Supplement and was provided for the purpose of providing further information about the Corporation’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this Prospectus Supplement, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this Prospectus Supplement should not be used for the purposes other than for which it is disclosed herein. Investors are cautioned against attributing undue certainty to FOFI.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system, the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (“SK-1300”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). SK-1300 more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under SK-1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of SK-1300, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Nevertheless, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report are or will be economically or legally mineable. Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SK-1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards adopted under SK-1300.

MARKET AND INDUSTRY DATA

Market and industry data contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein concerning economic and industry trends is based upon good faith estimates of management or derived from information provided by industry sources. Certain other information regarding the assets and performance of other issuers and operators, particularly in respect of the Deterra Portfolio (as defined herein), have been sourced or derived from publicly available information or other information provided to the Corporation. The Corporation believes that such market, industry and other data is accurate and that the sources from which it has been obtained are generally reliable. However, the Corporation cannot guarantee the accuracy of such information and it has not independently verified the assumptions upon which such projections of future trends, results, expected synergies, future operational plans or intentions are based. Projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this Prospectus Supplement and in the AIF, which is incorporated by reference herein.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, the Offered Shares would, if issued on the date hereof, be qualified investments within the meaning of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account” and a “first home savings account”, each as defined in the Tax Act (each a “Registered Plan”) and a “deferred profit sharing plan” (“DPSP”), as defined in the Tax Act, provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NASDAQ) or the Corporation qualifies as a “public corporation” as defined in the Tax Act.

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for a Registered Plan, the holder, annuitant, or subscriber, as the case may be (each a “Plan Holder”), of such Registered Plan will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with the Corporation for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, Offered Shares will not be a prohibited investment if the Offered Shares are “excluded property” for a trust governed by a Registered Plan within the meaning of the prohibited investment rules in the Tax Act.

Holders who intend to hold Offered Shares in a Registered Plan or a DPSP should consult their own tax advisors.

Marketing Materials

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the distribution of Offered Shares to which this Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference into this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically on SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov. The filings of the Corporation through SEDAR+ and through EDGAR are not incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, except as specifically set out herein.

As at the date hereof, the following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces of Canada, except the province of Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

(a)	the term sheet with respect to the Offering dated September 23, 2025;

(b)	the management information circular of Vox dated March 21, 2025, in respect of the annual general meeting of Vox shareholders held on May 8, 2025;

(c)	the annual information form of Vox dated March 21, 2025 for the year ended December 31, 2024 (the “AIF”);

(d)	the unaudited condensed interim consolidated financial statements of Vox for the three and six months ended June 30, 2025 and 2024, together with the notes thereto (“Interim Financial Statements”);

(e)	the management discussion and analysis of Vox for the three and six months ended June 30, 2025 (“Interim MD&A”);

(f)	the audited consolidated financial statements of Vox for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon (“Annual Financial Statements”); and

(g)	the management discussion and analysis of Vox for the year ended December 31, 2024.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Vox and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the distribution of the Offered Shares shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).

Any statement in this Prospectus Supplement, the Prospectus or contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus. Vox has not authorized anyone to provide investors with different or additional information. Vox is not making an offer to sell these securities in any jurisdiction where the offer is not permitted by law. If an investor is provided with different, additional, inconsistent or other information, he or she should not rely on it. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement, and we disclaim any such incorporation by reference.

FINANCIAL STATEMENT PRESENTATION

We present our financial statements in United States dollars and our Annual Financial Statements are prepared in accordance with IFRS and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus Supplement has been prepared in accordance with IFRS as issued by the IASB. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. generally accepted accounting principles. Certain calculations included in tables and other figures in this Prospectus Supplement have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

All dollar amounts referenced in this Prospectus Supplement, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. Australian dollars are referred to herein as “Australian dollars” or “A$”.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for $1.00, expressed in Canadian dollars, posted by the Bank of Canada:

	Year Ended December 31(1)
	2024		2023		2022
Highest rate during the period	C$	1.4416	C$	1.3875	C$	1.3856
Lowest rate during the period	C$	1.3316	C$	1.3128	C$	1.2451
Average rate for the period	C$	1.3698	C$	1.3497	C$	1.3011
Rate at the end of the period	C$	1.4389	C$	1.3226	C$	1.3544

Note:

(1)	Data from the Bank of Canada reflects the daily average rates.

On September 23, 2025, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was $1.00 = C$1.3832.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of Ernst & Young LLP with respect to their independent registered public accounting firm’s report on the Annual Financial Statements as at and for the fiscal years ended December 31, 2024 and 2023, including the notes thereto; (4) the consent of the Corporation’s Canadian counsel, McCarthy Tétrault LLP; (5) the consent of the Underwriters’ Canadian counsel, Borden Ladner Gervais LLP; (6) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); and (7) the consents of the “qualified persons” referred to in this Prospectus Supplement under “Interests of Experts”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10, as amended (File No. 333-284746), under the Securities Act of 1933, as amended, with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Prospectus but contained in the Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE CORPORATION

The following description of the Corporation does not contain all of the information about the Corporation and its assets and business that you should consider before investing in the Offered Shares. You should carefully read this Prospectus Supplement in its entirety and the Prospectus, including the sections titled “Risk Factors”, the Form 40-F, and the AIF, as well as the documents incorporated by reference herein and therein before making an investment decision.

Overview

Vox is currently a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions (Australia, Canada, the United States, Brazil, Peru and South Africa), with intentions to potentially expand its business model to include offtake and streaming transactions. See “Recent Developments – Acquisition of the Deterra Portfolio” below. The Corporation was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Vox operates a unique business model within the royalty space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Corporation’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Corporation’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Corporation’s competitors. MRO vertically integrates global mining royalties with mineral deposits and mining claims, which provides the Corporation with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Corporation, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Corporation also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices. Significant innovations have been deployed in the past 24 months to expand MRO by over 1,000 royalties. MRO has enabled the Corporation to deploy approximately $50 million in capital as of December 31, 2024 to build a market capitalization of approximately $200 million (as of September 23, 2025). MRO continues to unlock bilateral deal flow at competitive prices as low as 0.1x-0.5x P/NAV, based on broker benchmarking.

Vox’s business model is focused on managing and growing its portfolio of royalties, with the potential to expand its portfolio to include offtakes and metals streams. The Corporation’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) limited exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Corporation is focused on growing the size of its asset portfolio through accretive acquisitions. As at the date hereof, approximately 90% of Corporation’s royalty assets by royalty count are located in Australia, Canada and the United States – jurisdictions with low geopolitical risk. Specifically, the Corporation’s portfolio currently includes eight producing assets and twenty-two development assets that are in the preliminary economic assessment stage, the pre-feasibility study stage or the feasibility stage, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

Several of the Corporation’s royalty assets have achieved full payback, including Kookynie, Graphmada, Segilola, Koolyanobbing and Wonmunna. Other royalty assets, including Bulong-Myhree, Brauna and Castle Hill – are on track to achieve full payback in 2025. The total cost of the Corporation’s royalty acquisitions between 2019 and 2024 is approximately $50 million, and such acquisitions have yielded total returns of approximately $38 million.

Vox’s organic revenue growth is driven by expansions and new mines coming online, with additional future potential from 40 exploration-stage royalties. Significant construction and development decisions were announced in the first half of 2025, including the approval of a 40% production expansion for Janet Ivy, which is the Corporation’s largest producing gold royalty. Additionally, since mid-2024, five gold deposits have commenced production, with an additional four gold deposits expected to commence production in the near term. The following table summarizes these nine gold deposits:

Favorable market conditions have also driven the Corporation’s growth. The Australian dollar-denominated gold price has traded approximately A$4,000 since October 2024 and above A$5,000 since May 2025. A higher Australian dollar -denominated gold price means that Australian gold producers can be better positioned to explore, develop and expand operations. In Western Australia, there are approximately 48 advanced or in-pipeline mining projects, which are forecasted to demand approximately 11,065 new workers by 2029.

Vox has achieved notable operating leverage, reducing average cash costs by 9% in 2024 and maintaining cost discipline into the second half of 2025. The Corporation’s strategic growth is underscored by its inclusion in the Russell 2000 index in June 2025 and the potential for GDX-J index inclusion in 2026, reflecting its expanding scale and market presence.

Further information regarding the business of the Corporation is contained in the AIF under the headings “General Development of the Business”, “Description of the Business”, “Material Royalty – Wonmunna Iron Ore Project” and “Resource and Reserve Information for Other Producing Assets of the Company” and the Interim MD&A, which documents are incorporated by reference in this Prospectus Supplement. See “Documents Incorporated by Reference”.

Recent Developments – Acquisition of the Deterra Portfolio

On September 23, 2025, Vox announced that it entered into a binding offtake sale agreement (the “Offtake Sale Agreement”) with, among others, certain subsidiaries of Deterra Royalties Limited (“Deterra”) and a royalty sale agreement with, among others, certain subsidiaries of Deterra (the “Royalties Sale Agreement”, and together with the Offtake Sale Agreement, the “Deterra Agreements”), pursuant to which Vox and three subsidiaries have agreed to acquire eight gold offtakes and two gold royalties (the “Deterra Portfolio”), subject to certain conditions precedent being satisfied or waived by the parties. The Offtake Sale Agreement may be terminated by either party if all conditions precedent thereunder are not satisfied or waived by the parties by October 15, 2025. The Royalties Sale Agreement may be terminated by Vox if the condition precedent thereunder, being the consent of Africa Mining S.A.R.L. to the assignment of the Dandoko Royalty Agreement (as defined in the Royalties Sale Agreement), is not obtained by Deterra by October 31, 2025. The Deterra Agreements contain customary representations and warranties, and the Corporation is subject to time limits for bringing claims thereunder (generally 18 months post-completion for general warranties and 12 months for offtake-specific warranties). Deterra’s liability thereunder is capped at the total consideration for the acquisition of the Deterra Portfolio.1

The Deterra Portfolio is comprised of high-value producing and near-producing assets that are operated by established mining companies, including some operators with a market capitalization of over $1 billion. The Corporation will acquire the offtakes and royalties by way of assignment or novation. The total consideration for the acquisition of the Deterra Portfolio is approximately $57.5 million in upfront cash, plus $2.5 million in deferred contingent payments. The Company intends to fund such acquisition with the net proceeds of the Offering and the Facility (as defined herein). See “Use of Proceeds”.

The following table summarizes each of the assets in the Deterra Portfolio to be acquired by the Corporation:

Asset	Key Terms of Interest	Total oz Delivered (to Dec 2024)	Commodity	Jurisdiction	Stage	Operator
Fazenda(1) RDM(1) Santa Luz(1)	35% of gold production, up to a cap of 658 koz	364 koz	Gold	Brazil	Producing	Equinox Gold Corp.
Greenstone	100% of gold production, up to a cap of 58.5 koz per annum (until March 2027)	58.5 koz	Gold	Canada	Producing	Equinox Gold Corp.
i-80 Assets: Ruby Hill, McCoy-Cove & Granite Creek(2)	100% of gold production, up to a cap of 40 koz per annum (until December 2028)	44 koz	Gold	United States	Producing	i-80 Gold Corp.
Bonikro	50% of gold production (uncapped)	177 koz	Gold	Ivory Coast	Producing(3)	Allied Gold Corporation
Blyvoor(4)	100% of gold production, up to a cap of 2.7 Moz	64 koz	Gold	South Africa	Producing	Aurous Resources
Sugar Zone	80% of gold production, up to a cap of 961 koz	93 koz	Gold doré	Canada	Development(5)	Vault Minerals Limited
Los Filos	50% of gold production, up to a cap of 1.1 Moz	512 koz	Gold	Mexico	Suspended(6)	Equinox Gold Corp.
Eagle	25% of gold production, up to a cap of 1.1 Moz	163 koz	Gold	Canada	Suspended(7)	Victoria Gold Corp.
St. Ives	3.0% GRR (effective 1.04% GRR)(8)	--	Gold	Australia	Exploration	Gold Fields Limited
Dandoko	1.0% NSR(9)	--	Gold	Mali	Development	B2Gold Corp.

Notes:

(1)	The Fazenda, RDM and Santa Luz assets have been consolidated by Equinox Gold Corp. to realize potential operational synergies. This represents a multi-asset offtake.
(2)	In February 2025, i-80 Gold Corp. released an updated preliminary economic assessment and in May 2025, raised approximately $185.5 million in gross proceeds through a bought deal public offering and a concurrent private placement.

(3)	The current mine plan extends to 2029. Allied Gold Corporation is targeting a mine life extension.
(4)	Aurous Resources has announced that it is considering a potential listing of its securities on the NYSE with the goal of securing expansion capital. Aurous Resources’ 2024 technical report on the Blyvoor Gold Mine estimated a 34 year life of mine.
(5)	The operator is guiding towards a restart of operations at Sugar Zone in 2026, following the receipt of remaining permits and estimated pre-production restart capital expenditures of C$55 million.
(6)	On April 1, 2025, Equinox Gold Corp. announced an indefinite suspension of operations at the Los Filos mine in Mexico, following the expiry of its land access agreement with one of three local communities. The recommencement of production is subject to concluding the final community agreement.
(7)	On June 24, 2024, Victoria Gold Corp. announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers has been appointed to manage the receivership process.
(8)	The St. Ives royalty is a 3.0% GRR, but the acquisition will also include an obligation for Vox Australia Pty Ltd. to pay a 1.96% GRR royalty to a third party.
(9)	Includes deferred contingent consideration of $1.25 million upon first royalty receipts and $1.25 million on receipt of payments on 500 koz from the royalty area.

Based on the Q2 2025 revenue of $5.6 million, the Deterra Portfolio is currently generating annualised revenue of approximately $20 million (approximately $2 million per month in the quarter). Based on the Deterra Portfolio’s revenue of the prior four quarters of $16.3 million, the transaction is expected to result in a 150% increase in revenue for Vox based on the prior four quarters and an increase of 200% in quarterly revenue for Vox, based on Q2 2025 figures. The Deterra Portfolio is also expected to increase Vox’s producing asset count to 14 and add global diversification to Vox’s heavier precious metals revenue, which will increase the likelihood of being included in the GDX-J Index.

Notes:

(1)	Based on Q2 2025 Vox revenues of $2.8 million and $5.6 million for the acquired portfolio.
(2)	Based on LTM Vox revenues of $10.8 million and $16.3 million for the acquired portfolio, assumes 10 million shares issued.
(3)	Pro forma represents actuals reported by Vox and as disclosed by Deterra – June 2025 quarter portfolio update dated July 31, 2025 (https://www.deterraroyalties.com/wp-content/upoads/2025/07/2822636.pdf.

Recent Developments – Upsizing of BMO Facility

On September 23, 2025, the Corporation executed a credit agreement with BMO providing for an upsized $40 million secured revolving credit facility (the “Facility”). The upsized Facility includes an accordion feature for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity of $75 million. The Corporation executed a second amendment subject to satisfaction of conditions precedent for the effectiveness thereof for the increase of the Facility and the accordion feature. The previous credit facility was a $15 million secured revolving credit facility that included an accordion feature for an additional $10 million. The key terms of the Facility are:

●	Purpose of the amended credit agreement is to assist in the funding the acquisition of the Deterra Portfolio and for general corporate purposes;

●	Secured against substantially all the assets of the Corporation, including the Deterra Portfolio, once it has been acquired;

●	Interest rate of Secured Overnight Financing Rate (as defined in the Facility) plus 2.50% to 3.50%, contingent upon the Corporation’s leverage ratio;

●	Facility has flexibility to be drawn and repaid, with the undrawn portion subject to a standby fee of 0.5625% to 0.7875% per annum based on the undrawn amount;

●	Upfront fee of 0.25% per annum on the total Facility amount; and

●	Matures on September 23, 2028, with annual one-year extension option.

Other Recent Developments

On May 15, 2025, the Corporation announced its acquisition of the Kanmantoo copper-gold royalty in South Australia for $11.7 million. The Kanmantoo mine, operated by Hillgrove Resources, is located near Adelaide and was previously an open-pit operation that has since transitioned to underground mining. The royalty is a 2.5% net smelter returns royalty on copper and gold produced from the Kanmantoo mine.

On July 16, 2025, the Corporation incorporated Vox Royalty Cayman SEZC, a company existing under the laws of the Cayman Islands. Vox Royalty Cayman SEZC is expected to act as purchaser of the gold offtakes contained within the Deterra Portfolio.

On August 25, 2025, Vox announced that it executed a binding agreement to acquire an iron ore royalty over the Wyloo North iron ore project in the Pilbara region of Western Australia, currently operated by Fortescue Metals Group, from an Australian company for A$1.5 million. The royalty is a 1.5% gross revenue royalty on the first 15 million tonnes of iron ore production from the Wyloo North deposit.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.

The following table shows the consolidated capitalization of the Corporation as at the date of the Interim Financial Statements and as at such date on an adjusted basis after giving effect to the Offering. The following table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which are incorporated by reference into this Prospectus Supplement.

	As at June 30, 2025	As at June 30, 2025 after giving effect to the Offering(1)	As at June 30, 2025 after giving effect to the Offering and the exercise of the Over- Allotment Option(2)
Share capital(3)	$69,756,304 (50,756,371 Common Shares)	$121,206,779 (65,621,371 Common Shares)	$129,044,350 (67,851,121 Common Shares)
Loan capital	$11,700,000	$16,700,000(4)	$16,700,000(4)

Notes:

(1)	Based on: (i) the issuance of 14,865,000 Offered Shares pursuant to the Offering for aggregate gross proceeds of $55,000,500 less the Underwriters’ Fee of $2,750,025 and the estimated expenses of the Offering of $800,000.
(2)	Based on: (i) the issuance of 17,094,750 Offered Shares pursuant to the Offering for aggregate gross proceeds of $63,250,575 less the Underwriters’ Fee of $3,162,529 and the estimated expenses of the Offering of $800,000.
(3)	No preferred or other equity securities are outstanding.
(4)	Subsequent to the quarter end, the Corporation repaid $5 million of the Facility, leaving an outstanding remaining balance of $6.7 million. The Corporation intends to draw down approximately $10 million concurrently with the closing of the Offering.

USE OF PROCEEDS

Proceeds

The net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee and the expenses of the Offering (including expenses relating to the preparation and filing of this Prospectus Supplement), are estimated to be approximately $51,450,475, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters’ Fee and the expenses of the Offering, are estimated to be approximately $59,288,046.

The Corporation intends to use the estimated net proceeds from the Offering as one of the sources of funding for the acquisition of the Deterra Portfolio, subject to certain conditions precedent being satisfied or waived by the parties. To the extent that the net proceeds from the Offering are not sufficient to fund the purchase price for the Deterra Portfolio, the Corporation will rely on funds from the draw on the Facility. The Offering will not proceed if the Offtake Sale Agreement is terminated. Under the Deterra Agreements, the Corporation has certain rights to remove certain assets from the acquisition prior to completion of the acquisition if the seller of the product or the owner of a mining project become insolvent (or suffers a similar event) or if an unforeseen event occurs that results or is reasonably likely to result in mining or processing operations being suspended for at least 6 months. If the Corporation uses less than the full amount of the net proceeds to purchase the balance of the assets under the Deterra Agreements, the Corporation will reallocate those funds to the acquisition of additional royalties over the next 12-24 months. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase on the Closing Date, all but not less than all of the 14,865,000 Offered Shares (assuming no exercise of the Over-Allotment Option) at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and the Underwriters, with reference to the prevailing market price of the Shares and other factors.

The Corporation has agreed to pay the Underwriters a fee of 5% of the aggregate gross proceeds of the Offering ($0.185 per Offered Share) for an aggregate fee payable by the Corporation to the Underwriters of $2,750,025 (assuming no exercise of the Over-Allotment Option) for their services in connection with the distribution of the Offered Shares. Subject to the terms and conditions of the Underwriting Agreement, the Corporation has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price, the percentage of Offered Shares to be issued pursuant to Offering listed next to its name in the following table:

Number of Offered Shares
BMO Nesbitt Burns Inc.	50%
Cantor Fitzgerald Canada Corporation	25%
National Bank Financial Inc.	25%
Total	100%

The Corporation will also pay certain out-of-pocket expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees, shareholders and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following and including the Closing Date, to purchase up to 2,229,750 Offered Shares at a price of $3.70 per Offered Share to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be $63,250,575, $3,162,529 and $60,088,046, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Corporation has submitted an application to list the Offered Shares on the TSX and on NASDAQ. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and NASDAQ.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion on the basis of “material change out”, “disaster out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares, other than the Additional Shares issuable under the Over-Allotment Option, if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement.

Subscriptions for Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. The Offered Shares are expected to be delivered through the facilities of CDS or DTC, as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS, DTC or their nominee, as the case may be and deposited with CDS, DTC or their nominee, as the case may be. No certificates evidencing the Offered Shares will be issued to purchasers, except in limited circumstances, if required. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date.

The Underwriters propose to offer the Offered Shares initially at the Offering Price on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this Prospectus Supplement at the Offering Price specified herein, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price specified herein and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

Pursuant to applicable rules and/or policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Offered Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Offered Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Offered Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that it will not, without the prior written consent of BMO Capital Markets (not to be unreasonably withheld, conditioned or delayed) on behalf of the Underwriters, directly or indirectly, take any of the following actions with respect to the Shares: (i) issue, offer, pledge, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, (ii) other than a registration statement on Form S-8, file or cause to become effective a registration statement under the Securities Act, or file a prospectus under the Canadian securities laws, relating to the offer and sale of any Shares or securities convertible into or exercisable or exchangeable for Shares or other rights to purchase Shares or any other securities of the Corporation that are substantially similar to Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares or any other securities of the Corporation that are substantially similar to Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, or (iv) publicly announce an intention to effect any of the foregoing transactions, in each case, during the period ending 90 days following the Closing Date; provided that, the Corporation may (1) register the offer and sale of the Offered Shares under the Securities Act, file this Prospectus Supplement and the Prospectus under applicable securities laws and sell the Shares to the Underwriters pursuant to the Underwriting Agreement, (2) grant options or other equity awards pursuant to the Corporation’s equity incentive plan, and issue Offered Shares upon the exercise of such options or vesting of such equity awards, (3) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants or other convertible securities of the Corporation currently outstanding, and (4) issue options or equity securities in connection with one or more bona fide acquisitions, mergers, consolidations or amalgamations subject to certain conditions.

The Corporation has agreed to use commercially reasonable efforts to cause its senior officers and directors to enter into lock-up agreements pursuant to which each of them will agree in favour of the Underwriters that, during the period ending 90 days after the Closing Date, they will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell or to otherwise transfer the economic consequences of or dispose or monetize any Offered Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation without having obtained the prior written consent of BMO Capital Markets.

Certain of the Underwriters and their affiliates have provided in the past to the Corporation and its affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Corporation and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s debt or equity securities or loans, and may do so in the future.

Insider Participation. It is anticipated that certain insiders of the Corporation will purchase up to 40,540 Offered Shares pursuant to the Offering. The participation of such insiders in the Offering constitutes a “related party transaction” under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to Section 5.5(a) and Section 5.7(1)(a) of MI 61-101, the Corporation is exempt from obtaining a formal valuation and minority approval of the shareholders of the Corporation as the fair market value of the insiders’ participation in the Offering is below 25% of the Corporation’s market capitalization as determined in accordance with MI 61-101.

Selling Restrictions. No action has been taken in any jurisdiction (except in the United States and Canada) that would permit a public offering of the Offered Shares, or the possession, circulation or distribution of this Prospectus Supplement, the accompanying prospectus or any other material relating to us or the Offered Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offered Shares may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the accompanying Prospectus or any other offering material or advertisements in connection with the Offered Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) our securities will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our securities may be made to the public in that Relevant Member State at any time:

●	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

●	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the “2010 PD Amending Directive” means Directive 2010/73/EU.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the Offering.

This Prospectus Supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Offered Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The Offered Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Offered Shares must observe such Australian on-sale restrictions.

This Prospectus Supplement and the accompanying Prospectus contain general information only and do not take account of the investment objectives, financial situation or particular needs of any particular person. They do not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement and the accompanying Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong. The contents of this Prospectus Supplement and the accompanying Prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Offering. If you are in any doubt about any of the contents of this Prospectus Supplement or the accompanying Prospectus, you should obtain independent professional advice. Please note that (i) the Offered Shares may not be offered or sold in Hong Kong, by means of this Prospectus Supplement, the accompanying Prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (“SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

CONNECTED ISSUER DISCLOSURE

BMO Capital Markets is an affiliate of BMO, a Canadian chartered bank who is party to the Facility. As a result of the foregoing, the Corporation may be considered a "connected issuer" of BMO Capital Markets within the meaning of NI 33-105 for the purposes of applicable Canadian securities legislation. See “Recent Developments – Upsizing of BMO Facility”.

As at the date hereof, there is approximately $6.7 million owed by the Corporation pursuant to the Facility. The Corporation also intends to draw down approximately $10 million under the Facility concurrently with the closing of the Offering. As of the date hereof, the Corporation is in compliance, in all material respects, with the terms and conditions of the Facility, and the Corporation has not received notice of any breach of any such terms or conditions.

The decision to distribute the Offered Shares pursuant to the Offering and the determination of the terms and conditions of the Offering was made through arm's length negotiations between the Corporation and the Underwriters. The Canadian chartered bank of which BMO Capital Markets is an affiliate did not have any involvement in such decision or determination and the Offering and the terms thereof was not otherwise required by, suggested by or subject to the consent of BMO Capital Markets. Other than the Underwriters' Fee payable to the Underwriters in connection with the Offering, BMO Capital Markets will not receive any other benefits in connection with the Offering. Neither the financial position of the Corporation or value of the security under the Facility has changed substantially since incurring any indebtedness under the Facility. The Company intends to use the Facility in part to fund the acquisition of the Deterra Portfolio. See “Use of Proceeds”.

DESCRIPTION OF SECURITIES Being Distributed

Common Shares

The Corporation is authorized to issue an unlimited number of Shares without par value of which, as at September 23, 2025, 50,892,088 Shares are issued and outstanding. All rights and restrictions in respect of the Shares are set out in the Corporation’s articles of continuance and the Ontario Business Corporations Act (the “OBCA”) and its regulations. The Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Corporation impose restrictions on the transfer of Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the board of directors of the Corporation (the “Board of Directors”) from time to time. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or assessment by the Corporation. The OBCA and the Corporation’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Share at any meeting of shareholders of the Corporation; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Corporation, on a pro rata basis, the net assets of the Corporation after payment of debts and other liabilities.

Dividend Policy

The Corporation declared its first quarterly dividend program payment on September 20, 2022. The Corporation pays its dividends in United States Dollars. Subsequent to the initiation of the dividend program, the Corporation declared and paid dividends up to the six months ended June 30, 2025 as follows:

Declaration Date	Dividend Per Share	Record Date	Payment Date	Amount of Payment
May 15, 2025	$0.0125	June 30, 2025	July 14, 2025	$634,457
February 20, 2025	$0.0125	March 31, 2025	April 14, 2025	$634,426
November 6, 2024	$0.012	December 31, 2024	January 14, 2025	$607,905
August 7, 2024	$0.012	September 27, 2024	October 11, 2024	$607,059
May 8, 2024	$0.012	June 28, 2024	July 12, 2024	$602,883
March 7, 2024	$0.012	March 29, 2024	April 12, 2024	$601,462
November 8, 2023	$0.011	December 29, 2023	January 12, 2024	$549,836
August 10, 2023	$0.011	September 29, 2023	October 13, 2023	$536,761
May 10, 2023	$0.011	June 30, 2023	July 14, 2023	$529,672
March 13, 2023	$0.011	March 31, 2023	April 14, 2023	$496,396
November 14, 2022	$0.01	December 30, 2022	January 13, 2023	$447,583
September 20, 2022	$0.01	October 21, 2022	November 4, 2022	$445,940

On March 18, 2024, the Corporation adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on the Shares by the Corporation automatically reinvested into additional Shares, without paying brokerage commissions. Based on the current terms of the DRIP, the Shares will be issued under the DRIP at a 5% discount to the Average Market Price (as defined in the DRIP).

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under the Facility, solvency tests imposed by applicable corporate law and other relevant factors. Under the terms of the Facility, the Corporation is not permitted to pay dividends on the Shares, unless: (i) the Corporation receives a waiver or consent from the lenders party thereto; (ii) there is no default or event of default under the Facility at the time of payment of such dividends; and (iii) on a pro forma basis both before and subsequent to making the dividend, the Corporation’s (a) Leverage Ratio (as defined in the Facility) is less than or equal to 3.50:1.00, (b) its Interest Coverage Ratio (as defined in the Facility) is greater than or equal to 2.50:1.00, and (c) its Liquidity (as defined in the Facility) shall be no less than $5 million. Although the Corporation’s current policy is to pay a quarterly dividend, there can be no assurance that Vox will declare a dividend on a quarterly, annual or other basis.

PRIOR SALES

The following table sets forth the prior sales for the 12-month period prior to the date of this Prospectus Supplement, for the Shares and the securities convertible into Shares, the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security	Exercise Price (if applicable)
23-Sep-2024	72,815	Shares	RSU Exercise	$2.00	N/A
23-Sep-2024	53,917	Shares	RSU Exercise	$2.60	N/A
23-Sep-2024	15,958	Shares	RSU Exercise	$3.01	N/A
11-Oct-2024	3,850	Shares	DRIP	$2.82	N/A
15-Nov-2024	19,741	Shares	RSU Exercise	$1.99	N/A
18-Nov-2024	22,356	Shares	RSU grant	$2.65	N/A
02-Dec-2024	24,190	Shares	RSU Exercise	$2.40	N/A
31-Dec-2024	12,257	Shares	RSU Exercise	$2.00	N/A
31-Dec-2024	10,485	Shares	RSU Exercise	$2.60	N/A
14-Jan-2025	10,785	Shares	RSU Exercise	$2.60	N/A
14-Jan-2025	18,204	Shares	RSU Exercise	$2.00	N/A
14-Jan-2025	16,176	Shares	RSU Exercise	$2.60	N/A
14-Jan-2025	21,238	Shares	RSU Exercise	$2.00	N/A
14-Jan-2025	1,507	Shares	DRIP	$2.24	N/A
14-Jan-2025	829,915	Shares	RSU grant	$2.26	N/A
21-Jan-2025	7,452	Shares	RSU Exercise	$2.65	N/A
24-Feb-2025	20,000	Shares	RSU Exercise	$2.60	N/A
14-Apr-2025	2,233	Shares	DRIP	$2.58	N/A
15-May-2025	18,095	Shares	RSU grant	$3.37	N/A
02-Jul-2025	18,204	Shares	RSU Exercise	$2.00	N/A
02-Jul-2025	16,025	Shares	RSU Exercise	$2.26	N/A
02-Jul-2025	21,238	Shares	RSU Exercise	$2.00	N/A
02-Jul-2025	24,582	Shares	RSU Exercise	$1.91	N/A
02-Jul-2025	2,913	Shares	RSU Exercise	$2.02	N/A
02-Jul-2025	4,807	Shares	RSU Exercise	$2.26	N/A
07-Jul-2025	12,257	Shares	RSU Exercise	$2.00	N/A
07-Jul-2025	10,790	Shares	RSU Exercise	$2.26	N/A
14-Jul-2025	1,868	Shares	DRIP	$3.05	N/A
21-Jul-2025	6,500	Shares	RSU Exercise	$2.60	N/A
21-Jul-2025	7,452	Shares	RSU Exercise	$2.65	N/A
21-Jul-2025	9,081	Shares	RSU Exercise	$2.26	N/A

TRADING PRICE AND VOLUME

The Shares are listed and posted for trading on the TSX and on NASDAQ under the trading symbol “VOXR”. On September 23, 2025, the closing price of the Shares on NASDAQ was $3.88 and the closing price of the Shares on the TSX was C$5.33.

The following table sets forth the market price ranges and the aggregate volume of trading of the Shares on the TSX (Source: TSX InfoSuite) and NASDAQ (Source: TSX InfoSuite) for the periods indicated:

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	($)	($)	($)	(Shares)
2024
October	4.44	4.00	4.12	279,975	3.22	2.89	2.94	3,550,582
November	4.31	3.42	3.69	161,273	2.96	2.42	2.64	5,221,062
December	3.80	3.23	3.38	128,480	2.70	2.23	2.31	2,758,766

2025
January	3.52	3.26	3.42	133,395	2.45	2.24	2.33	1,582,584
February	3.70	3.16	3.54	167,089	2.61	2.19	2.41	3,605,308
March	4.29	3.31	4.18	335,367	2.98	2.27	2.91	4,214,002
April	4.99	3.63	4.48	297,075	3.56	2.55	3.32	5,440,286
May	5.20	4.18	4.84	224,890	3.77	2.96	3.53	4,940,328
June	5.08	4.24	4.32	567,512	3.75	3.09	3.16	13,571,113
July	4.67	4.17	4.37	313,620	3.42	3.03	3.17	9,688,027
August	5.07	4.32	5.05	157,674	3.69	3.13	3.68	6,750,179
September 1-23	5.60	4.72	5.33	183,870	4.055	3.39	3.88	4,695,048

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to the Offering who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Corporation and all of the Underwriters, is not affiliated with the Corporation or any of the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (c) that is a “specified financial institution” (as defined in the Tax Act); (d) that is a corporation resident in Canada that is or becomes, or does not deal at arm’s length for the purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length, for the purposes of section 212.3 of the Tax Act; (e) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (f) that is exempt from tax under the Tax Act; (g) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Offered Shares as those terms are defined in the Tax Act; or (h) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all investors, including Holders, should consult their own tax advisors regarding the Canadian federal income tax consequences to them of acquiring, holding and disposing of Offered Shares, and any other consequences to them under Canadian federal, provincial, local and foreign tax laws.

Currency Conversion

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Dividends on Offered Shares

Dividends received or deemed to be received on the Offered Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (other than certain trusts), dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of taxable dividends designated by the Corporation as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will generally be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a “private corporation”) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, or that is, at any time in the relevant taxation year, a “substantive CCPC”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends received or deemed to be received in respect of the Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Any such Resident Holder should consult with their own advisors in this regard.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of such share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Offered Share (or on a share for which such Offered Share has been substituted) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, or that is, at any time in the relevant taxation year, a “substantive CCPC”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is (i) neither a resident nor deemed to be a resident of Canada (including as a consequence of an applicable income tax treaty or convention) and (ii) does not use or hold, and is not deemed to use or hold Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere or to an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends on Offered Shares

Dividends on Offered Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition (or deemed disposition) of Offered Shares unless the Offered Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, an Offered Share will not be “taxable Canadian property” (within the meaning of the Tax Act) of a Non-Resident Holder at a particular time provided that the Offered Shares are listed on a “designated stock exchange” (which currently includes the TSX and the NASDAQ) unless, at any time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation, and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties”, (c) “timber resource properties”, and (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, each term as defined in the Tax Act. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property.

Non-Resident Holders for which the Offered Shares may constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

In the event that an Offered Share constitutes taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax convention, the income tax consequences discussed above for Resident Holders under “Disposition of Offered Shares” will generally apply to the Non-Resident Holder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the acquisition, ownership and disposition of Offered Shares.

The Corporation has not requested, and will not request, a legal opinion from legal counsel or ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax considerations of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) , U.S. Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder (“Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Canada-U.S. Income Tax Convention (1980), as amended (the “Treaty”), and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt entities, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, underwriters, financial institutions, insurance companies, real estate investment trusts or regulated investment companies; (c) are partnerships or other pass-through entities (and partners or other owners thereof); (d) are broker-dealers, dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Offered Shares as part of a straddle, hedge, conversion transaction, constructive sale or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (j) are expatriates or former long-term residents of the United States; (k) are S corporations (and shareholders thereof); (l) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (m) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Corporation’s outstanding shares; or (n) are subject to special tax accounting rules in respect of the Offered Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds or is the beneficial owner of Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners or participants) of such entity generally will depend on the activities of the entity and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject, in its entirety, to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Corporation, as calculated for U.S. federal income tax purposes. Such amount will generally be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will generally be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Offered Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the Offered Shares held by such U.S. Holder, and thereafter as gain from the sale or exchange of such Offered Shares. See “Sale, Exchange or Other Taxable Disposition of Offered Shares” below. However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Offered Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the Offered Shares may be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, in respect of Offered Shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (i) the U.S. dollar value of cash received plus the fair market value of any property received, and (ii) such U.S. Holder’s adjusted tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Corporation were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Corporation has not made a formal determination as to whether it was a PFIC for its most recently completed tax year and does not plan to make such a determination for its current tax year or subsequent tax years. The Corporation’s anticipated PFIC status for its current tax year and subsequent tax years is uncertain and may depend on, among other things, how quickly the Corporation may raise cash pursuant to the Offering, the manner in which, and how quickly, the Corporation utilizes its cash on hand and the cash proceeds received from the Offering, how quickly the Corporation and each of its subsidiaries realize revenue from the Deterra Portfolio, and the business conducted by the Corporation and each of its subsidiaries going forward and the assets held by the Corporation in connection with such business. Accordingly, the Corporation may or may not be a PFIC for its current tax year or in one or more subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning its status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the status of the Corporation or any of its subsidiaries for the Corporation’s current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation or any of its subsidiaries concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each of its subsidiaries.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of its gross income is passive income (the “PFIC income test”) or (b) 50% or more of the value of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares; and (b) any “excess distribution” received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Offered Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if the Offered Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Corporation’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Corporation’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (y) “earnings and profits” over (z) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents the Corporation’s “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Corporation is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event the Corporation is a PFIC.  Thus, U.S. Holders may not be able to make a QEF Election with respect to the Corporation or any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark to Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a properly completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to the revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Corporation is a PFIC during such U.S. Holder’s holding period for the relevant Offered Shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

Additional Considerations

Receipt of Foreign Currency The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate in effect on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other taxable disposition of Offered Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Additional Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Before deciding to invest in any Shares, prospective purchasers of the Shares should carefully consider the risk factors described in this Prospectus Supplement and the Prospectus and those described in all documents incorporated by reference in this Prospectus Supplement or the Prospectus (including subsequently filed documents incorporated by reference). An investment in the Offered Shares is highly speculative and subject to various risks including those risks inherent to the industries in which Vox operates. If any of the events contemplated by these risk factors occurs, Vox’s revenues, business, financial condition, results of operations and prospects could be materially harmed, which could adversely affect the value of the Offered Shares. In addition to the below, discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus Supplement. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect our revenues, business, financial condition, results of operations and prospects. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

Risks Associated with the Offering

No Assurance of a Sufficient Liquid Trading Market for the Shares

There can be no assurance that an active market for the Offered Shares will be sustained after the Offering. Offered Shares of small- and mid-cap issuers have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the issuers involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices, currency exchange fluctuation, the political environment in the countries where the Corporation’s properties are located, in its financial condition or results of operations as reflected in its quarterly financial statements. Other factors unrelated to the performance of the Corporation may have an effect on the price of the securities of the Corporation including the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect the investor’s ability to trade significant numbers of securities of the Corporation; the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the securities of the Corporation that persists for a significant period of time could cause the Corporation’s securities, to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If an active market for the securities of the Corporation does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline below the Offering Price. If such a market does not develop, investors may lose their entire investment in the Offered Shares.

Potential Inability to Achieve Expected Benefits from the Acquisition of the Deterra Portfolio

Even if the acquisition of the Deterra Portfolio is completed, the Corporation may not be able to achieve the full projected benefits from such acquisition. Acquisitions of royalties and offtakes inherently involve risks, particularly all the risks inherent in mining operations. Vox’s ability to realize the expected benefits of the acquisition of the Deterra Portfolio depends on factors beyond Vox’s control such as delays or failures in obtaining necessary consents, permits or approvals to progress operations on the assets within the Deterra Portfolio or the occurrence of material adverse events affecting the assets. There is no assurance that near producing assets within the Deterra Portfolio will ultimately commence production or achieve production at anticipated levels, or that production at currently producing assets will continue in line with historical production volume and quality. There is no assurance that current estimates of annualized revenue generated by the Deterra Portfolio will be maintained. If any of these factors occur, Vox may not be able to realize the anticipated growth opportunities from the acquisitions or achieve an increase in its revenue or realize the financial return it expects from the acquisition of the Deterra Portfolio.

Discretion in the Use of Proceeds in Certain Circumstances

The Corporation currently intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, the Corporation has discretion over the use of the net proceeds from the Offering as set out under the heading “Use of Proceeds” and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if it is determined to be in the Corporation’s best interests to do so. Investors may not agree with how the Corporation allocates or spends the proceeds from the Offering. In such instance, the Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Corporation’s securities, including the market value of the Shares, and that may increase the Corporation’s losses.

Exposure to Counterparty Risk and Nature of Revenues from Offtake Agreements

If the potential acquisition of the Deterra Portfolio is completed, the Corporation may derive revenues from offtake agreements and royalty agreements with third parties. The Corporation is exposed to counterparty risk, including the risk that counterparties may fail to perform their obligations, make payments or deliver agreed quantities or quality of product. In addition, disputes or ambiguities regarding the interpretation or enforceability of these agreements may require the Corporation to take legal action to enforce its rights, which could be time-consuming, costly, and with uncertain outcomes. The dependence on third parties for offtake revenue that is periodic and may be infrequent raises the risk that a failure or material delay by the counterparties to these contracts or arrangements to perform their obligations thereunder, or breach of these contracts or arrangements by such counterparties, due to operational issues, permitting delays, geological challenges or other events, could have a material adverse effect on the Corporation’s business, operating results and financial position and its ability to realize the benefits of the Deterra Portfolio or on future offtake arrangements that may be entered into by the Corporation.

No Assurance of Consistent to Increased Future Revenues

A certain portion of historical revenues derived by the Corporation from its asset portfolio have been as a result of deferred amounts owed to the Corporation being paid. There is no assurance that revenues in the future will remain at historical levels as a result of the aggregate deferral amounts being accounted for and Investors should not place undue reliance on the historical revenue figures that are inclusive of the deferred amounts.

Future Sales or Issuances of Debt or Equity Securities Could Result in Dilution

The Corporation may sell additional equity securities (including through the sale of securities convertible into Shares) and may issue additional debt securities to finance its operations, exploration, development, acquisitions or other projects. The Corporation is authorized to issue an unlimited number of Shares. The Corporation cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Offered Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Offered Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Corporation’s earnings per share.

Volatility of Market Price of the Shares

The market price of the Shares may be volatile. The volatility may affect the ability of holders of Shares to sell the Shares at an advantageous price. Market price fluctuations in the Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Caution Regarding Forward-Looking Information” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Shares.

U.S. Tax Risk Related to Potential Passive Foreign Investment Company Status

If the Corporation is a PFIC (as defined above) for its current tax year or a subsequent tax year, certain adverse U.S. federal income tax consequences may result for U.S. Holders (as defined above). In general, the Corporation will be treated as a PFIC for any tax year during which either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets that produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. The Corporation has not made a formal determination as to whether it was a PFIC for its most recently completed tax year and does not plan to make such a determination for its current tax year or subsequent tax years. The Corporation’s anticipated PFIC status for its current tax year and subsequent tax years is uncertain and may depend on, among other things, how quickly the Corporation may raise cash pursuant to the Offering, the manner in which, and how quickly, the Corporation utilizes its cash on hand and the cash proceeds received from the Offering, how quickly the Corporation and each of its subsidiaries realize revenue from the Deterra Portfolio, and the business conducted by the Corporation and each of its subsidiaries going forward and the assets held by the Corporation in connection with such business.   Accordingly, the Corporation may or may not be a PFIC for its current tax year or in one or more subsequent tax years.

If the Corporation is a PFIC for any year during a U.S. Holder’s holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called "excess distribution" received on its Offered Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election or Mark-to-Market Election. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event the Corporation is a PFIC. A U.S. Holder who makes a Mark-to-Market Election in respect of the Offered Shares generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the U.S. Holder’s adjusted tax basis therein. The PFIC rules may also apply to other securities issued by the Corporation. This paragraph is qualified in its entirety by the discussion above under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by McCarthy Tétrault LLP with respect to Canadian legal matters, on behalf of the Corporation, by Dorsey & Whitney LLP with respect to U.S. legal matters on behalf of the Corporation, by Borden Ladner Gervais LLP with respect to Canadian legal matters on behalf of the Underwriters and by Ellenoff Grossman & Schole LLP with respect to U.S. legal matters on behalf of the Underwriters. The aggregate number of securities of the Corporation held on the date of the opinions, and received and to be received after such date, if any, by the partners and associates of McCarthy Tétrault LLP and Borden Ladner Gervais LLP who participated in, or who were in a position to directly influence any statement made in this Prospectus Supplement, as a group, and the partners and associates of McCarthy Tétrault LLP and Borden Ladner Gervais LLP, respectively, as a group, each represents less than 1% of the outstanding securities of the Corporation as at the date hereof.

INTERESTS OF EXPERTS

Timothy Strong, B.Sc. (Hons) ACSM FGS MIMMM R.Sci is the “qualified person” for the purposes of NI 43-101 who reviewed and approved certain technical and scientific information disclosed in this Prospectus and in the AIF and the Interim MD&A. Mr. Strong has not received any direct or indirect interest in the Corporation’s property and did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with his review of the scientific and technical information in this Prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, the auditor of the Corporation, is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The registrar and transfer agent for the Shares is Odyssey Trust Company, at its office at Trader’s Bank Building, 67 Yonge Street, Suite 1100, Toronto, Ontario, M5E 1J8.

CONTRACTUAL RIGHTS

Before the filing of the final Prospectus, Vox and the Underwriters held virtual road shows on September 11, 2025 through September 22, 2025 (inclusive) to which potential investors in each certain of the provinces of Canada other than Québec were able to attend. Vox and the Underwriters provided marketing materials to those potential investors in connection with those road shows. In doing so, Vox and the Underwriters relied on a provision in applicable securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR+ or include or incorporate those marketing materials in the final Prospectus. Vox and the Underwriters can only do that if they give a contractual right to investors in the event the marketing materials contain a misrepresentation. Pursuant to that provision, Vox and the Underwriters signing the certificate contained in this prospectus have agreed that in the event the marketing materials relating to those road shows contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada other than Québec), a purchaser resident in each of the provinces of Canada other than Québec who was provided with those marketing materials in connection with the road shows and who purchases the securities offered by this Prospectus during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against Vox and each Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this prospectus.

However, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this prospectus.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of Ontario. Most of our officers and directors and most of the experts named in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Vox has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Vox’s civil liability and the civil liability of such officers or directors under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Vox has been advised by its Canadian counsel, McCarthy Tétrault LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Vox has also been advised by McCarthy Tétrault LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have filed with the SEC, concurrently with the Registration Statement on Form F-10, as amended (File No. 333-284746), of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

This short form prospectus has been filed under legislation in each of the provinces of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vox Royalty Corp. at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6 and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	February 13, 2025

VOX ROYALTY CORP.

US$100,000,000

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

Vox Royalty Corp. (“Vox”, “we”, “us”, “our” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants to purchase Common Shares or Debt Securities (“Warrants”); and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), or any combination thereof, having an aggregate offering price not to exceed US$100,000,000 (or the equivalent thereof, at the date of issue, in Canadian dollars or any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus qualifies the distribution of Securities by the Company and by one or more selling securityholders, as described below. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102. However, there may be market-based limitations affecting how much the Company may raise under an “at-the-market distribution” based on the Company’s historical trading activity. The Company has not engaged any investment dealer in respect of an “at-the-market distribution”, and there is a possibility that the Company may not establish an “at-the-market distribution” program at all. Any “at-the-market distributions” qualified under this Prospectus will be completed in accordance with NI 44-102.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average) or a United States federal funds rate.

We and any selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company and/or selling securityholders from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company and/or the selling securityholders in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us and/or the selling securityholders, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See “Plan of Distribution”.

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. A person who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allocation option or secondary market purchases. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See “Plan of Distribution”.

As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company or a selling securityholder requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. Neither the Company nor any selling securityholder has authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See “Forward-Looking Information” and “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The outstanding Common Shares are listed and posted for trading in Canada on the Toronto Stock Exchange (“TSX”) under the trading symbol “VOXR” and in the United States on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “VOXR”. On February 12, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$3.57 and the closing price of the Common Shares on the Nasdaq was US$2.50.

Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is incorporated in Ontario, a province of Canada; (ii) some of the officers and directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

Certain of our directors and officers and some of the experts named in this Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

The Company’s head and registered office is located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6.

i

ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we and/or a selling securityholder may offer. Each time we and/or a selling securityholder sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. Neither we nor any selling securityholder has authorized anyone to provide investors with different or additional information. Neither we nor any selling securityholder is making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Vox”, the “Company”, “we”, “us” and “our” refer to Vox Royalty Corp. and/or, as applicable, one or more of its subsidiaries and/or, as applicable, its joint venture.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: fluctuations in the prices of the commodities that drive royalties held by the Company; fluctuations in the value of the U.S. dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Company holds a royalty interest are located or through which they are held; geopolitical events and other uncertainties, such as the conflict between Russia and Ukraine and the conflict in the middle east; risks related to the operators of the properties in which the Company holds a royalty; the unfavorable outcome of litigation relating to any of the properties in which the Company holds a royalty; business opportunities that become available to, or are pursued by the Company; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Company holds a royalty; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Company holds a royalty, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: the ongoing operation of the properties in which the Company holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which the Company holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in and incorporated by reference in this Prospectus, including but not limited to, the factors referred to under the heading “Risk Factors” in this Prospectus, under the heading “Description of the Business – Risk Factors” in the Company’s most recent annual information form and under the heading “Risks and Uncertainties” in the Company’s management’s discussion and analysis for our most recently completed audited financial year and interim financial period. Such risks include, but are not limited to the following: risks relating to the dependence of the Company on third party operators; the global financial conditions; the failure of counterparties to royalty agreements to comply with the terms of such agreements; risks relating to the lack of access to data on the operations underlying the Company’s royalties; political, economic and other risks; fluctuations in foreign currency; operating risks caused by social unrest or the political environment; risks related to government regulation, laws, sanctions and measures; fluctuations in commodity prices; the extent of analytical coverage available to investors concerning the business of the Company; changes in trading volume and general market interest in the Company’s securities; risks related to new diseases and epidemics; risks relating to widespread epidemics or a pandemic outbreak; the inability of the Company to select appropriate acquisition targets or negotiate acceptable arrangements including arrangements to finance acquisition targets; credit, liquidity and interest rate risks; potential inaccuracy in the mineral reserves and mineral resource estimates; high operating costs at the operator level impacting the quantum of the net profit royalties; operators’ compliance with laws, including anti-bribery and corruption laws; rights of third parties; global financial conditions; liquidity concerns and future financing requirements; risks related to unknown liabilities in connection with acquisitions; competition in acquisitions; key employee attraction and retention; risks relating to conflicts of interest; risks relating to potential litigation; risks relating to adverse developments at any of the properties in which Vox holds a royalty; risks relating to the dependence of the Company on outside parties and key management personnel; risks associated with dilution; and the volatility of the stock market and in commodity prices. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus speaks as of the date of this Prospectus. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for our most recently completed financial year and interim financial period, which are available on SEDAR+ at www.sedarplus.ca.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definition Standards adopted by the CIM Council (the “CIM Definition Standards”), which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards. Pursuant to subpart 1300 of Regulation S-K (“S-K 1300”), the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, we are not required to provide disclosure under S-K 1300 and will continue to provide disclosure under NI 43-101.

Investors are also cautioned that while the SEC now recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “measured mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS as issued by the IASB and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus has been prepared in accordance with IFRS as issued by the IASB. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

		Nine months ended September 30,				Year ended December 31,
		2024		2023		2023		2022
High	C$	1.3858	C$	1.3807	C$	1.3875	C$	1.3856
Low	C$	1.3316	C$	1.3128	C$	1.3128	C$	1.2451
Average	C$	1.3604	C$	1.3456	C$	1.3497	C$	1.3013
Rate at end of period	C$	1.3499	C$	1.3520	C$	1.3226	C$	1.3544

On February 12, 2025, the exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.4298.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus, and are also available electronically under the profile of the Company at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada except Québec and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated March 7, 2024 for the year ended December 31, 2023 (the “2023 AIF”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the independent auditor’s report thereon (the “2023 Annual Financial Statements”);

(c)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2023 (the “2023 Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2024 and 2023, together with the notes thereto;

(e)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the three and nine month periods ended September 30, 2024 (the “2024 Q3 Interim MD&A”); and

(f)	the management information circular of the Company dated April 17, 2024 prepared in connection with the annual general meeting of shareholders held on May 30, 2024.

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

(a)	the documents listed under the heading “Documents Incorporated by Reference”;

(b)	powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement);

(c)	the consent of Ernst & Young LLP;

(d)	the consent of each expert or “qualified person” (for the purposes of NI 43-101) referred to in this Prospectus under the heading “Interests of Experts”; and

(e)	the form of indenture for any Debt Securities issued hereunder.

A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of each of the provinces of Canada other than Québec, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval system, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities. See “Documents Filed as Part of the Registration Statement”.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Timothy J. Strong, a “qualified person” under NI 43-101 who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, resides outside of Canada. Two of our directors, Rob Sckalor and Kyle Floyd, reside outside of Canada. Each above-mentioned qualified person and director has appointed Cartan Limited as their agent for service of process in Canada at the following address: Box 48, Suite 5300, Toronto-Dominion Bank Tower, Toronto, Ontario M5K 1E6. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

THE COMPANY

The Company was incorporated on February 20, 2018 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) under the name “AIM3 Ventures Inc.” On May 13, 2020, the articles of AIM3 Ventures Inc. were amended to consolidate its shares on the basis of 13.3125 pre-consolidation shares for every one post-consolidation share. The name of the company was also changed from “AIM3 Ventures Inc.” to “Vox Royalty Corp.” Vox became a public company with its Common Shares listed on the TSX Venture Exchange (“TSXV”) on May 25, 2020. The Common Shares graduated to and became listed on the TSX effective May 29, 2023.

Effective as of the opening on May 25, 2020, the Common Shares commenced trading on the TSXV under the new ticker symbol “VOX”. Effective as of the opening on October 10, 2022, the Common Shares also commenced trading on the Nasdaq under the ticker symbol “VOXR”. Effective as of the opening on May 29, 2023, the Common Shares commenced trading on the TSX under the ticker symbol “VOXR” and were de-listed from the TSXV.

The Company’s head and registered office is located at 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario, M5K 1E6.

The corporate chart of the Company including the Company’s subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company is as follows:

BUSINESS OF THE COMPANY

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions (Australia, Canada, United States, Brazil, Peru and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Vox operates a unique business model within the royalty space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO vertically integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices.

Vox’s business model is focused on managing and growing its portfolio of royalties. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) limited exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its royalty asset portfolio through accretive acquisitions. As at the date hereof, approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes seven producing assets and twenty-two development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

In the near and medium-term, the Company is prioritizing acquiring royalties on producing or near-term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties. Historically, and subject to a number of commercial factors (including, but not limited to: royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans.

Key growth assets for the Company for 2025 include, based primarily on public disclosure of third-party operators: (i) the Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and continues to be optimised by Zijin Mining Group Co., Ltd and where Vox holds an A$0.50/t royalty over material from the Janet Ivy mining lease, (ii) the Bulong 1.0% net smelter return gold royalty in Western Australia, with operator Black Cat Syndicate Limited commencing production in Q3 2024 at the Myhree open pit, and (iii) the Castle Hill A$40/oz gold royalty in Western Australia, with operator Evolution Mining Limited commencing small-scale production in Q3 2024 at the Rayjax open pit prior to commencement of larger-scale mining at the Castle Hill open pit deposit in 2026. Over the coming 2 – 3 years, the Company expects growth to be fuelled by: (i) the Red Hill 4.0% gross revenue gold royalty in Western Australia, which continues to be actively drilled by Northern Star Resources Ltd and which was classified as being at Feasibility stage and a potential ore source for the Fimiston plant, (ii) the Plutonic East sliding scale gold royalty in Western Australia, where operator Catalyst Metals Limited has commenced dewatering and rehabilitation of the Plutonic East underground infrastructure, (iii) the Cardinia 1.0% gross revenue gold royalty (>10koz), which is expected to commence mining in Q4 2025 based on operator disclosure from Genesis Minerals Ltd (“Genesis”), (iv) the Puzzle Group deposits which are a potential ore source for Genesis’ Leonora operations, (v) the Horseshoe Lights 3.0% net smelter return copper and gold royalty, where Horseshoe Metals Limited is exploring near-term cash flow opportunities to be unlocked from extensive gold and copper surface stockpiles, and (vi) the Sulphur Springs copper-zinc project which is being studied as both a feasibility-stage underground sulphide operation by Develop Global and a scoping-stage oxide heap leach operation by Anax Metals.

The following table summarizes each of Vox’s royalty assets as of February 13, 2025:

Overview of Royalty Portfolio

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold (formerly Treasury Metals Inc.)
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Development	Catalyst Metals Ltd.
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd)
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	Zygmund Wolski (subject to potential acquisition by Asra Minerals Ltd)
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Castillo Copper Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	MTM Critical Metals Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Conditional Royalties
Brits(4)	1.4% GSR(4)	Vanadium	South Africa	Development	Sable Exploration and Mining Limited(4)
Thaduna(5)	1.0% NSR	Copper	Australia	Exploration	Stanifer Pty Limited(5)

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.02/gram gold ore milled, as at April 15, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)	During Q2 2024, Bushveld Minerals Limited informed the Department of Mineral Resources and Energy in South Africa (the “DMRE”) that it will not be proceeding with its mining application for the Brits project. During Q2 2024, Vox entered into an agreement with Sable Exploration and Mining Limited (“Sable Exploration”) granting Vox an uncapped 1.4% GSR royalty over the same land package as the original 1.75% GSR (capped) Brits royalty. During Q2 2024, Sable Exploration submitted a prospecting right application to the DMRE and awaits a notice of approval from the DMRE. The 1.4% GSR Brits royalty is contingent upon the prospecting right being granted to Sable Exploration by the DMRE, which Vox management expects will be delivered to Sable in calendar 2025.
(5)	During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS, which Vox management expects will be delivered to Stanifer in calendar 2025.

The following map shows the geographic location of the projects underlying the Company’s royalties and the stage of the underlying projects.

Notes:

1.	Development assets include: mining study completed (PEA/PFS/feasibility), care & maintenance, toll-treatment, based on public filings.
2.	“Near term potential” producing asset count includes currently producing, construction/feasibility/restart stage assets from public filings.
3.	Royalty count may fluctuate based on the contractual interpretation applied by the parties to various royalty contracts from time to time.

Detailed Portfolio Descriptions

Information about resource and reserve estimates for the Company’s producing assets is set out below. For additional information with respect to the Company’s royalty portfolio and the business of the Company, readers are referred to the Company’s 2023 AIF and 2024 Q3 Interim MD&A, each of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also “Risk Factors” in this Prospectus and “Description of the Business – Risk Factors” in the Company’s then-current annual information form.

Wonmunna1

Wonmunna Mineral Resource Estimate as at 18 March 2014

The Wonmunna mine comprises four deposits, NMM, Central Marra Mamba (“CMM”), South Marra Mamba (“SMM”) and East Marra Mamba (“EMM”), covered by mining leases M47/1423-1425. The mining leases are contained within exploration licence (E47/1137), which covers an area of ~230 square kms. All of the project tenements are beneficially owned by a wholly owned subsidiary of MinRes.

Both the NMM and CMM deposits have generally simple geometry, with mineralised zones and boundaries that are clearly defined for the purposes of grade control and overall management of product quality. The mine has a low stripping ratio of approximately 1.3:1 tonnes of waste per tonne of ore over the forecast life of the mine.

[1]	Source: Asset Overview - Ascot Resources Ltd Jan 6, 2015 announcement: https://www.asx.com.au/asxpdf/20150106/pdf/42vvsn5t2cq0k0.pdf

A variable cut-off grade policy between 52% Fe to 54% Fe was used to define ore, with material between 50% Fe and the pit cutoff to be stockpiled as a potential future low-grade product or for potential beneficiation. The cut-off grade is applied after dilution and is selected based primarily on achieving an ore product of 58% Fe with marketable chemical and physical characteristics.

Deposit	JORC Category	Minimum Fe cut-off (%)	Resource (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	LOI
NMM	Inferred	50	1.9	59.2	4.2	2.5	0.08	8.8
		60	0.7	60.7	3.5	2.1	0.08	7.1
	Indicated	50	39.7	57.1	5.6	3.3	0.08	8.7
		60	7.4	61.1	3.3	1.9	0.08	7.0
CMM	Inferred	50	3.8	57.0	5.2	3.3	0.11	9.3
		60	2.9	61.1	3.0	1.9	0.11	7.4
	Indicated	50	14.4	57.1	5.6	3.3	0.10	9.0
		60	0.8	60.8	3.2	2.0	0.11	7.3
SMM	Inferred	50	17.2	55.3	6.7	3.8	0.07	9.7
		60	1.7	61.2	2.9	1.6	0.06	7.6
EMM	Inferred	50	7.2	54.0	7.9	4.6	0.08	9.5
		60	0.1	61.1	3.5	2.2	0.08	7.9
Total	Inferred	50	84.3	56.5	6.0	3.5	0.08	9.1
	& Indicated	60	13.5	61.0	3.2	1.9	0.09	7.2

Notes:

1.	Estimate provided by Coffey Mining in 2012
2.	Estimate update provided by Quantitative Group 2012
3.	Estimate by CSA Global 2012

Wonmunna Iron Ore Project Reserve Estimate as at 6 January 2015

On January 6, 2015, Ascot Resources Limited defined a maiden Ore Reserve estimate derived from the ‘Indicated Resource’ estimate within the larger Mineral Resource estimate for the NMM and CMM deposits. The total Indicated Mineral Resource estimate (@ 50% Fe Cut-off grade) for these deposits is 54.1Mt @ 57.1% Fe. The estimated ore tonnage is contained predominantly within the Mt Newman member of the Marra Mamba Iron Formation (MMIF), and therefore exhibits mineralogical characteristics that are similar to the orebody currently mined at the neighbouring West Angelas operation managed by Rio Tinto Iron Ore.

Deposit	JORC Ore Category	Fe Cut-off (%)	Tonnes (Mt)	Fe (%)	CaFe (%)	SiO2 (%)	AI2O3 (%)	P (%)	LOI (%)
CMM	Probable	54.2	10.03	58.0	63.5	4.99	2.94	0.10	8.76
NMM-East	Probable	52.8	12.41	58.0	63.1	5.29	3.10	0.07	8.20
NMM-West	Probable	21.2	6.42	58.0	63.9	4.37	2.75	0.09	9.36
Total	Probable		28.86	58.0	63.4	4.98	2.97	0.09	8.65

Notes:

1.	Tonnes are dry metric tonnes and have been rounded.
2.	CaFe represents calcined Fe and is calculated by Ascot using the formula CaFe = Fe%/((100-LOI)/100)

Janet Ivy2

Janet Ivey JORC 2012 Resources & Reserve Estimate as at January 2015

Indicated			Inferred
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
8.36	0.87	234,000	5.25	0.92	155, 000

Notes: Janet Ivey Resources at a cut-off grade of 0.5g/t gold3

Probable
Mt	Au (g/t)	Au (oz)
2.39	1.11	85,281

Notes: Janet Ivey Total Reserves at a cut-off grade 0.7g/t gold3

The Janet Ivy Ore tonnes were 55.0Mt @ 0.62g/t for 1,103,500oz (at a A$2200/oz pit shell) as at March 16, 2022.

Koolyanobbing3

From the Mineral Resources Ltd. Resource Statement, the JORC Resource as at November 2019, which are not adjusted for depletion, are the following:

	Tonnes (t)	Grade Fe (%)	Fe Cont. (t)
Measured	-	-	0
Indicated	15,600,000	60.1%	9,375,600
Inferred	3,900,000	59.3%	2,312,700

From the Mineral Resources Ltd. Resource Statement, the JORC Reserves as at November 2019, which are not adjusted for depletion, are the following:

	Tonnes (t)	Grade Fe (%)	Fe Cont. (t)
Proven			0
Probable	9,300,000	59.9%	5,570,700
Total	9,300,000	59.9%	5,570,700

Braúna4

Braúna Mineral Resource Statement, SRK Consulting, effective date of November 25, 2023

Classification	Source	Tonnes (kt)	Carats (000’s)	Grade (cpht)	Diamond Value (US$/ct)
Indicated	North Stockpile	901	85.6	9.5	$179
Inferred	S1 Domain	560	145.7	26
	S2 Domain	272	27.2	10
	S1_Diluted Zone	159	20.7	13
	S2_Diluted Zone	140	7	5
Total Inferred		1,131	200.6	17.7	$179

Notes:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect accuracy of the estimate.

[2]	Source: 16 March 2022 Binduli North Mining Proposal (non-JORC resource).
[3]	Source: Mineral Resources Ltd Resource Statement, 20 November 2019.
[4]	Source: Independent Technical Report for the Brauna Diamond Project, Brazil dated effective March 1, 2022.

2.	Mineral Resources are quoted above a +3 DTC diamond sieve size and have been factored to account for diamond losses within the smaller sieve classes expected within the Braúna Mine process plant.
3.	Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, sufficient to imply but not verify geological grade and continuity. They have a lower level of confidence than that applied to an Indicated Mineral Resource and cannot be directly converted into a Mineral Reserve.
4.	A diamond value of US$177 per carat has been used in the economic analysis based on recent commercial production sales.
5.	Mineral Resources have been estimated with no allowance for mining dilution and mining recovery.

6.	Reasonable prospects for eventual economic extraction have been assessed based on a VMINE approach and estimated combined mining cost of US$10.80/t (for open-pit and North Stockpile rehandling), and combined processing and G&A costs of US$8.90/t.

According to operator Lipari Mineração Ltda., mineral reserves have not been estimated for Braúna at this time.

Otto Bore

The JORC resource and reserves as at June 30, 2020 are the following:

Otto Bore JORC 2012 Resource & Reserve Estimate as at June 30, 2020

Indicated			Inferred
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
1.6	2.0	110,000	1.0	1.8	61,000

Notes: Otto Bore Resources at a cut-off grade of 0.3g/t gold in oxides and 0.5g/t gold in fresh rock

Probable
Mt	Au (g/t)	Au (oz)
1.6	1.8	91,000

Notes:

1.	The Resources reported are on a 100% basis for the full Otto Bore deposit. The royalty tenure covers the approximate southern half of the deposit, which includes the full ore reserve and an unquantified portion of the additional resource.
2.	Otto Bore Reserves at a cut-off grade of 0.5g/t gold.

Bulong / Myhree

The JORC resource for Bulong as at June 2023 are the following:

	Indicated			Inferred
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Myhree/Boundary Open Pit	903	2.7	78,000	300	1.8	17,000
Myhree/Boundary Underground	230	4.6	34,000	585	3.8	71,000
Other Open Pits	97.5	2.5	7,800	1,079.40	1.8	61,800
Other Underground				351.6	3.2	35,700
Total	1,230	3.0	120,000	2,316	2.5	185,000

Notes:

1.	All tonnages reported are dry metric tonnes.
2.	Data is rounded to thousands of tonnes and thousands of ounces gold. Discrepancies in totals may occur due to rounding.
3.	Resources have been reported as both open pit and underground with varying cut-offs
4.	Resources are reported inclusive of any Reserves

The JORC reserves for Bulong as at June 2023 are the following:

	Proven			Probable			Total Reserve
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Myhree Open Pit	-	-	-	545	2.4	46,000	545	2.4	46,000
Boundary Open Pit	-	-	-	120	1.5	6,000	120	1.5	6,000
Other Open Pits	-	-	-	2,623	1.7	141,000	2,623	1.7	141,000
Underground	-	-	-	437	3.6	50,000	437	3.6	50,000
Total	-	-	-	3,725	2.0	243,000	3,725	2.0	243,000

Notes:

1.	All tonnages reported are dry metric tonnes.
2.	Data is rounded to thousands of tonnes and thousands of ounces gold. Discrepancies in totals may occur due to rounding.
3.	Cut-off Grade:
a.	Open Pit – The Ore Reserves are based upon an internal cut-off grade greater than or equal to the break-even cut-off grade
b.	Underground - The Ore Reserves are based upon an internal cut-off grade greater than to the break-even cut-off grade
4.	The commodity price used for the Revenue calculations was AUD$2,300 per ounce
5.	The Ore Reserves are based upon a State Royalty of 2.5% and a refining charge of 0.2%

Castle Hill

The JORC ore reserves as at March 2024 are the following:

	Proven			Probable			Total Reserve
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Castle Hill	-	-	-	14.8	0.89	425,00	14.8	0.89	425,00

Note: A Reserve gold price of A$2,200/ounce was used to calculate the Castle Hill open pit cut-off grade, as well as for the evaluation and selection of optimal mining pits/shapes.

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “short form prospectus” refer to “shelf prospectus supplement”.

Recent Developments

On May 30, 2024, Shannon McCrae joined the Company’s Board of Directors as an independent director.

On May 14, 2024, the Company announced that it completed the acquisition of an advanced portfolio of four Australian royalties (the “Castle Hill Royalty Portfolio”) at various stages of development for cash consideration of A$4,700,000. The royalties included in the Castle Hill Royalty Portfolio are: (i) a A$40/ounce royalty over gold extracted and recovered from the Castle Hill gold project in Western Australia (payable up to 75,000 ounces), along with a production-linked milestone payment of A$2,000,000 that is payable after the recovery of 140,000 ounces of gold from the Castle Gold royalty tenure; (ii) a 2% royalty over realized production from the Kunanalling gold project in Western Australia, which is payable when more than 75,000 ounces of gold have been recovered form the Castle Hill royalty tenure; (iii) a 1.5% net smelter royalty over copper and zinc from the Halls Creek copper project and the Mount Angelo North deposit in Western Australia; and (iv) a 2% net smelter royalty over copper, cobalt and rare earth minerals from the Broken Hill East Project in New South Wales.

On March 18, 2024, the Company adopted a dividend reinvestment plan (the “DRIP”) and approved a share repurchase program of up to $1,500,000 of Common Shares (the “SRP”). The DRIP provides eligible shareholders of the Company with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price (as defined in the DRIP). The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP will be administered through an independent broker. Repurchases under the SRP will be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable. As at June 30, 2024, the Company had not repurchased any shares under the SRP.

CONSOLIDATED CAPITALIZATION

As at September 30, 2024, there were 50,588,253 Common Shares issued and outstanding, as well as 1,346,838 RSUs and 1,346,838 Options outstanding. As at February 12, 2025, there were 50,734,138 Common Shares issued and outstanding, as well as 2,065,121 RSUs and 1,346,838 Options outstanding.

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since September 30, 2024.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at September 30, 2024, 50,588,253 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s notice of articles and the OBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The OBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividend Policy

The Company approved a quarterly dividend program on September 20, 2022 and declared an inaugural quarterly cash dividend of US$0.01 per Common Share, which was paid in the fourth quarter of 2022. The Company has paid a quarterly dividend after each calendar quarter since the inaugural quarterly cash dividend, and has increased the dividend amount per share in each of 2023 and 2024. The declaration, timing, amount, and payment of future dividends are at the discretion of the Board of Directors of the Company based on relevant factors, including but not limited to, the Company’s financial condition, capital allocation framework, profitability, cash flow, legal requirements, and other relevant factors, each of which shall be assessed on a quarterly basis.

DESCRIPTION OF DEBT SECURITIES

In this section, the terms “Company” and “Vox” refer only to Vox Royalty Corp. without the subsidiaries through which it operates. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. Such Debt Securities may be guaranteed by one or more subsidiaries of the Company.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

●	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

●	whether the Debt Securities will be secured or unsecured;

●	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

●	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

●	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

●	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities may only be convertible into other securities of the Company. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average) or a United States federal funds rate.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR+ at www.sedarplus.ca.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

●	the name or designation of the Subscription Receipts;

●	the number of Subscription Receipts being offered;

●	the price at which Subscription Receipts will be offered;

●	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

●	the number of Common Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

●	the identity of the subscription receipt agent;

●	the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

●	any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Debt Securities, Warrants, Units and/or other securities;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

●	if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

●	if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more global securities and, in such case, the depositary or depositaries for such global securities in whose name the global securities will be registered;

●	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The Company may issue Warrants for the purchase of Common Shares and/or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent or trustee determined by the Company. Each such warrant indenture, as supplemented to amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR+ at www.sedarplus.ca.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the Common Shares and/or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●	the currency or currency unit in which the exercise price is denominated;

●	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	whether the Warrants will be issued in fully registered or global form;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants; and

●	any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

The Company may amend the warrant agreements or indentures and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of the outstanding Warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.

Enforceability

The warrant agent or trustee, as applicable, will act solely as the Company’s agent. The warrant agent or trustee, as applicable, will not have any duty or responsibility if the Company defaults under the warrant agreements or indentures or the warrant certificates. A Warrant holder may, without the consent of the warrant agent or trustee, as applicable, enforce by appropriate legal action on its own behalf the holder’s right to exercise the holder’s Warrants.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

●	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

●	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

●	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

●	whether such Units will be listed on any securities exchange;

●	whether the Units and the underlying Securities will be issued in fully registered or global form;

●	any other rights, privileges, restrictions and conditions attaching to the Units; and

●	any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the Prospectus Supplement. In connection with any secondary offering, in respect of any selling securityholder that is resident outside of Canada, the Company will file a non-issuer’s submission to jurisdiction form on behalf of such selling securityholder with the corresponding Prospectus Supplement. The Prospectus Supplement for, or including, any offering of the Securities by selling securityholders will include, without limitation, where applicable:

●	the names of the selling securityholders;

●	the number or amount of Securities owned, controlled or directed by each of the selling securityholders;

●	the number or amount of Securities being distributed for the account of each selling securityholder;

●	the number or amount of Securities to be owned, controlled or directed by each of the selling securityholders after the distribution, and the percentage that number or amount represents out of the total number or amount of outstanding Securities of the class or series being distributed;

●	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

●	if the selling securityholder purchased any of the Securities held by it in the two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

●	if the selling securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average cost-per security basis.

PLAN OF DISTRIBUTION

The Company or a selling securityholder may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Company or, if applicable, the selling securityholder(s) and any underwriters’, dealers’ or agents’ fees, commissions or other items constituting underwriters’ or agents’ compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada except Québec pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Securities that are “novel” (as such term is defined in NI 44-102), including Warrants that are convertible into or exchange or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. A person who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allocation option or secondary market purchases. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company and, if applicable, selling securityholder(s), underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company and, if applicable, selling securityholder(s) against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company and/or any selling securityholder in the ordinary course of business.

USE OF PROCEEDS

Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. Unless otherwise indicated in a prospectus supplement relating to a particular offering, the Company currently intends to use the net proceeds from the sale of its securities to finance the future purchase of royalties and/or for other general corporate purposes, including the repayment of indebtedness, if any.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

During the most recently completed interim period ended September 30, 2024, the Company had positive cash flow from operating activities of $2,112,168 and $5,333,752, for the three and nine months ended September 30, 2024, respectively, along with a positive working capital balance of $8,517,006. The Company is currently generating positive cash flows from operations and expects to continue existing operations with its current financial resources on hand for at least the next twelve months. In the event that one of the Company’s current paying producing royalty assets were to stop producing, it may result in the Company generating negative cash flow from operating activities in future periods until such time as additional royalty revenue is generated from additional development stage assets entering production. In the instance where we were to generate negative cash flow from operating activities, the Company may need to deploy a portion of our working capital to fund such negative operating cash flows or seek additional sources of funding.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSX and in the United States on the Nasdaq. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company’s then-current annual information form and in the then-current management’s discussion and analysis for our most recently completed financial year and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

Global financial conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, the conflict between (a) Russia and Ukraine or (b) the middle east and any restrictive actions that are or may be taken by Canada, the United States, and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets. Accordingly, the market price of Vox’s Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of its Common Shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Vox to maintain or renew its debt financing or obtain equity financing in the future and, if obtained, on terms favourable to Vox. Increased levels of volatility and market turmoil can adversely impact the operations of Vox and the value and price of Common Shares of the Company could be adversely affected.

Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties may not be honoured by operators of a project

Royalties are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database previously held by MRO, which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Exploration and development risks

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

Unknown defects in or disputes relating to the royalty interests Vox holds or acquires may prevent Vox from realizing the anticipated benefits from its royalty interests, and could have a material adverse effect on Vox’s business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of Vox’s royalty interests and could result in impairment charges. While Vox seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests Vox acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which Vox holds or seeks to acquire a royalty, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty.

Similarly, royalty interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. Vox often does not have the protection of security interests over property that Vox could liquidate to recover all or part of Vox’s investment in a royalty. Even if Vox retains its royalty in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact Vox.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties, macro-level factors such as inflation and the level of interest rates, the strength of the United States dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. The conflict between (a) Russia and Ukraine or (b) the middle east and any restrictive actions that are or may be taken by Canada, the United States, and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices. External economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy

As part of the Company’s business strategy, it will seek to purchase or originate a diverse collection of royalties from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company will seek to mitigate this risk by utilizing the MRO database.

Costs may influence return to Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Rights of third-parties

Some royalty interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty; or claw back rights, pursuant to which the seller of a royalty has the right to re-acquire the royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty of the Company.

Global events outside of the Company’s control

An outbreak of epidemics, pandemics or other health crises and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company’s business, operations and financial condition. Public health crises can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of such viruses. If the operation or development of one or more of the properties in which Vox holds a royalty and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities.

Risks relating to Credit Facility

Vox may from time to time have amounts outstanding under its Credit Facility, which may be significant. The total availability under Vox’s Credit Facility is $15 million, with an additional accordion feature of $10 million, of which $nil is currently drawn; the undrawn balance may be used to fund the acquisition of royalties, streams or other similar interests. These acquisitions may result in significant drawings and Vox would be required to use a portion of its cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. Vox’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. Vox may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If Vox is unable to generate such cash flow, the Company may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Vox’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. Vox may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Credit Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, Vox’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit Vox’s ability to amend its royalty and other similar interest contracts without the consent of the lenders. Vox can provide no assurances that in the future, the Company will not be limited in its ability to respond to changes in our business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect Vox’s business, results of operations and financial condition.

Future financing requirements

There can be no assurance that Vox will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Vox, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. Vox may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

No existing trading market (other than for Common Shares)

Other than for Common Shares, there is no market through which the Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any Prospectus Supplement. There can be no assurance that an active trading market will develop for Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between Vox and underwriters, dealers, agents or other purchasers based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company’s plan is to apply various methods, including utilizing the data it has available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, some of the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, against these competitors. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation risks

The Company may become party to legal claims or disputes with royalty payors arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties that are or may be held by the Company. As a royalty holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Contractual risks

Vox’s royalty interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing Vox’s royalty interests may interpret Vox’s interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and Vox could be forced to take legal action to enforce its contractual rights. Vox may not be successful in enforcing its contractual rights, and Vox’s revenues relating to any challenged royalty may be delayed, curtailed or eliminated during any such dispute or if Vox’s position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. In addition, Vox may seek to acquire assets that are subject to current, threatened or potential points of dispute with project operators in respect of the royalties Vox acquires or seeks to acquire. Disputes could arise challenging, among other things:

●	the existence or geographic extent of the royalty;

●	methods for calculating the royalty, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

●	third party claims to the same royalty interest or to the property on which Vox has a royalty;

●	various rights of the operator or third parties in or to the royalty;

●	production and other thresholds and caps applicable to payments of royalty;

●	the obligation of an operator to make payments on royalty; and

●	various defects or ambiguities in the agreement governing a royalty.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under the Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors. Under the terms of the Credit Facility, unless the Company receives a waiver or consent from the lenders party thereto, it is not permitted to pay dividends on our Common Shares unless (1) there is no default or event of default under the Credit Facility at the time of payment of such dividends, (2) on a pro forma basis both before and subsequent to making the dividend, the Company’s (a) Leverage Ratio (as defined in the Credit Facility) is less than or equal to 3.50:1.00, (b) Interest Coverage Ratio (as defined in the Credit Facility) is greater than or equal to 2.50:1.00, and (c) Liquidity (as defined in the Credit Facility) shall be no less than $7,500,000. Although the Company’s current policy is to pay a quarterly dividend, there can be no assurance that Vox will declare a dividend on a quarterly, annual or other basis.

Risks relating to the enforcement of judgments

A majority of the Company’s assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Two of the Company’s directors and two of its officers are not citizens or residents of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of our directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted outside Canada. Courts in other jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

United States foreign private issuer status

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

In order to maintain its current status as a foreign private issuer, each of the following must be true: (i) a majority of the executive officers and a majority of the directors of the Company are not U.S. citizens or residents, (ii) more than 50% of the assets of the Company are not located in the U.S., and (iii) the Company’s business is not administered principally in the U.S. The Company may in the future lose its foreign private issuer status if any of the three conditions noted above become untrue and 50% or more of the Company’s Common Shares are directly or indirectly owned of record by residents of the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Further, some of the Company’s assets are located in emerging and developing markets and the Company may encounter difficulties enforcing judgments, whether domestic or foreign in these jurisdictions.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by McCarthy Tétrault LLP with respect to matters of Canadian law. As at the date of this Prospectus, the partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

EXEMPTIONS FROM CERTAIN PROVISIONS OF SECURITIES LEGISLATION

Staff of the Ontario Securities Commission (“OSC”) notified the Company that it is of the view that Kyle Floyd is a promoter of the Company within the meaning of applicable securities laws. The Company made an application to the OSC, as principal regulator, for exemptive relief from the requirement that Mr. Floyd execute a Certificate of Promoter in his individual capacity for this prospectus on the basis that Mr. Floyd is a director and officer of the Company and will sign the Certificate of the Company for this prospectus in such capacities. Pursuant to subsection 58(5) of the Securities Act (Ontario) (the “OSA”), the Director (as defined in the OSA) has consented to Mr. Floyd not executing a Certificate of Promoter in his individual capacity for this prospectus in accordance with the requirements under Section 5.11 of NI 41-101 and subsection 58(1) of the OSA. The Company has been advised by the OSC that the issuance of a receipt by or on behalf of the applicable Canadian Securities Administrators (“CSA”) by the OSC for this prospectus will evidence the granting of this exemption.

PROMOTER

Staff of OSC has notified the Company that it is of the view that Kyle Floyd is a promoter of the Company within the meaning of applicable securities laws. The Company has applied for and received an exemption from the requirement that Mr. Floyd execute a Certificate of Promoter in his individual capacity for this prospectus. Mr. Floyd owns directly 2,887,493 Common Shares which represent 5.69% of the Common Shares outstanding as of the date of this prospectus, 306,317 options and 528,775 restricted share units.

Mr. Floyd has not, as at the date of this prospectus, or within 10 years prior to the date of this prospectus, been a director, chief executive officer, or chief financial officer of any person or company, that: (a) was subject to an order that was issued while the promoter was acting in such capacity; or (b) was subject to an order that was issued after the promoter ceased to act in such capacity and which resulted from an event that occurred while the promoter was acting in such capacity.

Mr. Floyd has not, as at the date of this prospectus, or within the 10 years prior to the date of this prospectus, been a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Mr. Floyd has not within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, the auditor of the Company, is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The registrar and transfer agent for the Common Shares is Odyssey Trust Company, at its office at 702 – 67 Yonge Street, Toronto, ON, M5E 1J8.

INTERESTS OF EXPERTS

Timothy Strong, B.Sc. (Hons) MBA ACSM MIMMM QMR R.Sci is the “qualified person” for the purposes of NI 43-101 who reviewed and approved certain technical and scientific information disclosed in this Prospectus and in the 2023 AIF and the 2024 Q3 Interim MD&A. Mr. Strong is independent of the Company and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of his review of the scientific and technical information in this Prospectus. Mr. Strong did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company, and he is not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

“2023 AIF” has the meaning given to that term under “Documents Incorporated by Reference”.

“2024 Q3 Interim MD&A” has the meaning given to that term under “Documents Incorporated by Reference”.

“Board of Directors” means the board of directors of the Company.

“CIM” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“CIM Definition Standards” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“Common Shares” has the meaning given to that term on the cover page of this Prospectus.

“Company” has the meaning given to that term on the cover page of this Prospectus.

“COVID-19” means the COVID-19 novel coronavirus.

“Credit Facility” means the credit agreement entered into with Bank of Montreal and BMO Capital Markets dated January 16, 2024 in the amount of $15,000,000, with an accordion feature which provides for an additional $10,000,000 of borrowing capacity subject to certain conditions.

“Debt Securities” has the meaning given to that term on the cover page of this Prospectus.

“DRIP” has the meaning given to that term under “Recent Developments”.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“forward-looking information” has the meaning given to that term under “Forward-Looking Information”.

“Global Securities” has the meaning given to that term under “Description of Debt Securities”.

“IASB” has the meaning given to that term on the cover page of this Prospectus.

“IFRS” has the meaning given to that term on the cover page of this Prospectus.

“Indenture” has the meaning given to that term under “Description of Debt Securities”.

“JORC” has the meaning given to that term under “Detailed Portfolio Descriptions”.

“MJDS” has the meaning given to that term on the cover page of this Prospectus.

“MRO” has the meaning given to that term under “Business of the Company”.

“Nasdaq” has the meaning given to that term on the cover page of this Prospectus.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“OBCA” means the Business Corporations Act (Ontario).

“Options” means the incentive stock options of the Company.

“Prospectus” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus Supplement” has the meaning given to that term on the cover page of this Prospectus.

“PSUs” means the performance share units of the Company.

“RSUs” means the restricted share units of the Company.

“SEC” has the meaning given to that term on the cover page of this Prospectus.

“S-K 1300” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“Securities” has the meaning given to that term on the cover page of this Prospectus.

“SRP” has the meaning given to that term under “Recent Developments”.

“Subscription Receipts” has the meaning given to that term on the cover page of this Prospectus.

“Trustee” has the meaning given to that term under “Description of Debt Securities”.

“TSX” has the meaning given to that term on the cover page of this Prospectus.

“Units” has the meaning given to that term on the cover page of this Prospectus.

“US GAAP” means the generally accepted accounting principles adopted by the SEC.

“Vox”, “we” “us”, or “our” has the meaning given to that term on the cover page of this Prospectus.

“Warrants” has the meaning given to that term on the cover page of this Prospectus.